                                     [LOGO] WELLS FARGO   [LOGO] ADVANTAGE FUNDS

                                               Wells Fargo Funds Management, LLC
                                                   525 Market Street, 12th Floor
                                                                   MAC A0102-120
                                                         San Francisco, CA 94105

February 19, 2009

Writer's Direct Dial Number
415-947-4612

VIA EDGAR
Ms. Linda Stirling, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Wells Fargo Funds Trust (the "Trust") (Registration Nos. 333-74295; 811-09253) on behalf of Wells Fargo Managed Account CoreBuilder Shares
          - Series G and Series M Funds (the "Funds")

Dear Ms. Stirling:

     In connection with the registration of the Trust under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of securities by it under the Securities Act of 1933 (the "1933 Act"), and pursuant to 17 C.F.R. 230.485(a) (1), we are transmitting herewith for filing Post-Effective Amendment No. 148 to the Trust's Registration Statement under the 1933 Act and Amendment No. 149 under the 1940 Act on Form N-1A.

     This Post-Effective Amendment No. 148 is being filed pursuant Rule 485(a) under the 1933 Act in order to comply with the requirements of the Enhanced Disclosures and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998;) IC-28584; File No. S7-28-07), and to include a summary section at the front of the Funds' prospectuses.

     If you have any questions or require additional information to assist you in your review of this filing, please contact the undersigned at (415) 947-4612

                                        Very truly yours,


                                        /s/ Karin Brotman
                                        ----------------------------------------
                                        Karin Brotman
                                        Senior Counsel